Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 333-132391
Subject Company: VFC Inc.

TD Bank Financial Group mails offer to shareholders of VFC

        TORONTO, March 13 /CNW/ — TD Bank Financial Group (TDBFG) and VFC Inc. (VFC) today announced that TDBFG's offer to acquire all of the common shares of VFC, and VFC's accompanying directors' circular, have been mailed to shareholders of VFC.

        Subject to all necessary approvals, TDBFG is offering to acquire all of the common shares of VFC at CDN$19.50 per share in cash or the equivalent of CDN$19.45 of TD common shares and CDN$0.05 in cash for each VFC common share. VFC shareholders will have the right to elect to receive all cash, primarily TD shares or a combination of cash and TD shares.

        As described in the VFC directors' circular accompanying the offer, the VFC board of directors is unanimously recommending that VFC shareholders tender their shares to the TDBFG offer.

        The offer is open for acceptance until 9:00 p.m., Toronto time, on April 18, 2006 unless extended or withdrawn.

  About VFC

        With its focus on non-prime automotive purchase financing, VFC Inc. (TSX: VFC) is one of the largest Canadian-owned indirect consumer finance companies in Canada. VFC's loans originate through its network of more than 2,000 pre-qualified automobile dealers connected by a Web-based technology that provides for efficient financing decisions. Founded in 1994, VFC has proven itself as a reliable source of credit to customers and an invaluable business partner to automobile dealers and retail vendors nationwide. Independent analysts value the Canadian non-prime automotive finance market at approximately $4 billion per annum. VFC's shares trade on the Toronto Stock Exchange under the symbol "VFC". For further information, see the company's website at www.vfc.ca.

  About TD Bank Financial Group

        The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on line customers. TD Bank Financial Group had CDN$384 billion in assets, as of January 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

        Cautionary statement regarding forward looking information:

        This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual reports and annual information forms filed with the applicable Canadian securities regulatory authorities.

        Important Legal Information:

        This communication is being made in respect of The Toronto-Dominion Bank's offer to purchase all of the outstanding common shares of VFC Inc. In connection with the offer, The Toronto-Dominion Bank will be filing a registration statement on Form F-8 (containing an Offer to Purchase and Circular and related documents) with the U.S. Securities and Exchange Commission (SEC). The Toronto-Dominion Bank may also file other documents with the SEC in connection with the offer. Securityholders are urged to read the registration statement, and any other relevant documents, carefully because they contain important information. Securityholders may obtain copies of the registration statement and other filings made by The Toronto-Dominion Bank free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by The Toronto-Dominion Bank may be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

For further information:
Kelly Milroy, Investor Relations, TD Bank
Financial Group, (416) 944-5422;
Christa Poole, Media Relations, TD Bank
Financial Group, (416) 308-0177;
Erik de Witte, CFO, VFC Inc., (416) 645-5010